UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Stock Information
Buenos Aires Stock Exchange Ticker: PAMP	Main Results for the First Quarter of 2017 (‘Q1 17’)[1]
New York Stock Exchange Ticker: PAM 1 ADS = 25 ordinary shares

Consolidated sales revenues of AR$15,166 million[2] for the quarter ended on March 31, 2017, compared to AR$4,227 million for the first quarter 2016 (‘Q1 16’), mainly explained by increases of AR$1,078 million in power generation, AR$2,377 million in electricity distribution, AR$3,420 million in oil and gas, AR$3,991 million in refining and distribution, AR$1,807 million in petrochemicals and AR$87 million in holding and others segment, partially offset by higher eliminations from intersegment sales of AR$1,821 million.

Consolidated adjusted EBITDA[3] of AR$3,861 million for the quarter ended on March 31, 2017, compared to an adjusted EBITDA of AR$1,589 million for Q1 16, mainly due to increases of AR$556 million in power generation, AR$1,511 million in oil and gas segment, AR$269 million in refining and distribution, AR$98 million in petrochemicals and AR$26 million in intersegment eliminations, partially offset by reductions of AR$52 million in electricity distribution and AR$135 million in holding and others.

Consolidated gain of AR$2,295 million for the quarter ended on March 31, 2017, of which AR$1,901 million are attributable to the owners of the Company, AR$1,293 million higher compared to the gain of AR$608 million attributable to the owners of the Company in the Q1 16, explained by reported higher earnings in our segments of power generation (AR$1,017 million), electricity distribution (AR$546 million), oil and gas (AR$852 million), refining and distribution (AR$217 million), petrochemicals (AR$64 million) and intersegment eliminations (AR$26 million), partially offset by reported higher losses in our segment of holding and others (AR$1,429 million).

Outstanding Shares:
1,836.5 million ordinary shares /
73.5 million ADSs

Capitalization: AR$67,767 million /
US$4,344 million

For further information, contact:

Gustavo Mariani
Executive Vice-president

Ricardo Torres
Executive Vice-president

Mariano Batistella
Executive Director of Planning, Strategy & Affiliates

Lida Wang
Investor Relations Officer

The Pampa Energía Building
Maipú 1 (C1084AB),
Buenos Aires City, Argentina

Tel: +54 (11) 4344-6000

investor@pampaenergia.com

www.pampaenergia.com/ir

1 The financial information presented in this document for the quarters ended on March 31, 2017 and of 2016 are based on unaudited financial statements prepared according to the IFRS accounting standards in force in Argentina.

2 Under the IFRS, Greenwind, OldelVal, Refinor, Transener and TGS are not consolidated in Pampa’s income statement and balance sheet, being only its equity income shown as ‘Results for participation in associates’ and ‘Results for participation in joint businesses’. For more information, please refer to section 3 of this Earnings Release.

3 Consolidated adjusted EBITDA represents the consolidated results before net financial results, income tax and minimum notional income tax, depreciations and amortizations, non-recurring incomes and expenses and non-controlling interest, and includes other incomes not accrued and other adjustments from the IFRS implementation. For more information, please refer to section 3 of this Earnings Release.

Pampa Energía • Q1 2017 Earning Release • 1

Table of Contents

Main Results for the First Quarter of 2017			1
1.	Relevant Events		3
	1.1	Empresa Distribuidora y Comercializadora Norte S.A. (‘Edenor’)’s Relevant Events	3
	1.2	Transener: Motion for Reconsideration of the Full Tariff Regime applicable for the
		2017 - 2021 Period	4
	1.3	RTI Process for Transportadora de Gas del Sur S.A. (‘TGS’)	4
	1.4	Debt Securities Transactions by Pampa and Our Subsidiaries	5
	1.5	Appointment of Members of Pampa Energía’s Board of Directors and Audit Committee	5
2.	Financial Highlights		6
	2.1	Consolidated Balance Sheet	6
	2.2	Consolidated Income Statement	7
	2.3	Cash and Financial Borrowings	8
3.	Analysis of the First Quarter 2017		9
	3.1	Analysis of the Power Generation Segment	10
	3.2	Analysis of the Electricity Distribution Segment	12
	3.3	Analysis of the Oil and Gas Segment	14
	3.4	Analysis of the Refining and Distribution Segment	16
	3.5	Analysis of the Petrochemicals Segment	17
	3.6	Analysis of the Holding and Others Segment	18
	3.7	Analysis of the Quarter, by Subsidiary	20
4.	Information about the Conference Call		21

Pampa Energía • Q1 2017 Earning Release • 2

1.        Relevant Events

1.1       Empresa Distribuidora y Comercializadora Norte S.A. (‘Edenor’)’s Relevant Events

1.1.1    Full Tariff Review (‘RTI’) Process

On March 28, 2017, the Secretariat of the World Bank’s International Centre for Settlement of Investment Disputes (‘ICSID’) entered the discontinuation of the arbitration proceeding brought in August 2003 by EDF International and Electricidad Argentina (‘EASA’, Edenor’s largest and controlling shareholder) regarding the breach of the latter’s Concession Agreement as a result of the passing of Public Emergency and Exchange Rate Regime Reform Act No. 25,561.

The claimants’ waiver was a condition set by Edenor's Contract Renegotiation Memorandum of Understanding that should be met after the issuance of the tariff scheme resulting from the RTI, which was approved pursuant to Resolution No. 63/17 and amended in 92/17 by the National Electricity Regulatory Agency (‘ENRE’), effective as from February 1, 2017.

Furthermore, on April 26, 2017, Edenor was notified that the Ministry of Energy and Mining (‘MEyM’) provided that the Secretariat of Electric Energy (‘SEE’), with the participation of the Under Secretariat of Coordination of Tariff Policies and the ENRE, should determine within a term of 120 days the existence of outstanding obligations as of the entry into force of the tariff schemes resulting from the RTI, pursuant to the Memorandum of Agreement executed on February 13, 2006. In such case, the treatment to be afforded to such obligations will be determined.

1.1.2    Corporate Reorganization: Merger of CTLL, EASA and IEASA

On December 7 and 22, 2016, the Board of Directors of Central Térmica Loma de la Lata (‘CTLL’), EASA and IEASA S.A. (‘IEASA’, EASA’s largest shareholder) resolved to initiate all necessary tasks and procedures for the merger through absorption among CTLL, as continuing company, and EASA and IEASA, as absorbed companies, effective as from January 1, 2017.

As part of the analysis of this reorganization and in order for the process to be feasible, EASA’s management concluded that the debt EASA held with holders of Series A and B Discount Corporate Bonds (‘CBs’) issued on July 19, 2006 and maturing in 2021 should be exchanged for equity. On March 27, 2017, EASA’s Extraordinary General Meeting of Shareholders decided that all CBs should be swapped for equity. The swap was accepted by Pampa Inversiones S.A. (‘PISA’), a subsidiary of Pampa, in its capacity as sole holder of said debt.

At their meetings held on March 29, 2017, the Boards of Directors of EASA, IEASA and CTLL approved such merger conditional upon the passing of the corresponding Meeting of Shareholders’ resolutions and the applicable approvals by the regulatory authorities, in which case the absorbed companies will be dissolved without going into liquidation, pursuant to section 82 and related sections of the Business Organizations Act, section 77 and following Income Tax Act No. 20,628 as amended, the CNV Rules, and the MerVal Listing Regulations.

Furthermore, it should be noted that Pampa Energía is the controlling shareholder, either directly and/or indirectly, of these companies, and that effective as from January 1, 2017, CTLL is Edenor’s controlling shareholder. Pursuant to the regulations in force, on March 30, 2017 Edenor and EASA requested the ENRE’s authorization.

Pampa Energía • Q1 2017 Earning Release • 3

1.1.3    Deferral of the Mandatory Capital Stock Reduction

According to Edenor’s financial statements for the period ended on December 31, 2016, the losses consumed reserves and more than 50% of the capital stock and, therefore, Edenor fell within the grounds for the mandatory capital stock reduction set forth by section 206 of the Business Companies Act.

In light of ENRE’s Resolution No. 63/17 and amended by 92/17, approving a new tariff scheme applicable to Edenor as from February 1, 2017, the impact of which on the company’s financial position is still uncertain, on April 18, 2017, Edenor’s General Meeting of Shareholders approved the deferral of the mandatory capital stock reduction and instructed Edenor’s Board of Directors to call for an Extraordinary Meeting of Shareholders to analyze this issue should Edenor still fall within the grounds for mandatory capital stock reduction in the quarters ended on March 31 and June 30, 2017.

As of March 31, 2017, Edenor’s retained earnings improvement was enough to avoid the mandatory capital stock reduction situation.

1.2       Transener: Motion for Reconsideration of the Full Tariff Review Applicable for the 2017 - 2021 Period

Due to the differences between the tariff proposals submitted under the RTI process initiated by the ENRE and the granted tariff schemes, on April 7 and 21, 2017, Transener and Transba, respectively, filed a Motion for Reconsideration and Appeal against ENRE’s Resolutions No. 66/17, 84/17 and 139/17, and No. 73/17, 88/17 and 138/17, whereby the ENRE approved the tariff review applicable for the 2017/2021 period to Transener and Transba, respectively. In consolidated basis, the Motion mainly request to further increase the granted capital base by approximately 50% and regulatory revenues by 28%.

1.3       RTI Process for Transportadora de Gas del Sur S.A. (‘TGS’)

Regarding the RTI, the National Gas Regulatory Agency (‘ENARGAS’) issued Resolution No. I-4362/17 approving:

       i.        A new tariff scheme applicable to TGS, in which it grants an increase of 214.2% and 37% (in the event that it has been granted in a single installment as from April 1, 2017) on the tariff of the natural gas transportation service and the Charge for Access and Use (“CAU”), respectively, hence the annual regulatory revenues are around AR$8,400 million;

      ii.        A granted regulatory asset base of AR$31,874 million as of December 2016 and a regulatory after tax return of 8.99%;

    iii.        A Five-Year Investment Plan (April 2017 through March 2022) to be conducted by TGS for approximately AR$6,786 million, representing up to four times the level of investments made in this business segment during the past five years; and

    iv.        A non-automatic mechanism for updates every six months in tariffs linked to the Wholesale Price Index published by the National Institute of Statistics and Censuses (‘INDEC’).

Though the RTI process ended, it is subject to the approval of several governmental authorities involved, including the National Congress, and up to the National Executive Branch to approve and ratify the 2017 Contract Renegotiation Memorandum of Understanding signed by TGS.

Moreover, the MEyM issued Resolution No. 74/17, pursuant to the new transitory agreement (the ‘2017 Transitory Agreement’) executed on March 30, 2017 between TGS and the National Government, setting a limitation on tariff increases resulting from the RTI process, which will be applied in three stages. The first stage will be effective as from April 1, 2017 and involves a 58% average tariff increase, which represents a 6% increase in the final residential end-user bill. The remaining tariff increases will be granted as from December 1, 2017 and April 1, 2018.

Pampa Energía • Q1 2017 Earning Release • 4

1.4       Debt Securities Transactions by Pampa and Our Subsidiaries

1.4.1    Pampa Energía

On April 7, 2017, the Meeting of Shareholders approved the extension of the CBs Program for up to US$2 billion and the amendment of its terms and conditions so as to authorize the issuance of simple CBs (non-convertible into shares) or convertible into common shares or American Depositary Shares (‘ADRs’) (the ‘Convertible Bond’).

The issuance program for this Convertible Bond will have a face value of up to US$500 million and the right to dividends will accrue as from the conversion date. Furthermore, pursuant to the terms of issuance, ADRs should have a minimum quoted price of US$60 per ADR at the time of approval by the Board of Directors, and the strike value may not be lower than the ADR’s quoted price at the time of issuance plus a 30% conversion premium.

1.4.2    CTLL

On February 2 and 7, 2017, CTLL fully redeemed the principal and interest balance of Series 3 and Series C CBs for a total amount of AR$51 million and AR$258 million, respectively. The redemption was performed pursuant to each Prospectus Supplement’s specific terms and conditions and was paid using own funds.

Furthermore, on May 11, 2017, CTLL fully redeemed outstanding CBs at Par maturing in 2017 and originally issued by EASA for a face value of US$4 million plus interest.

1.4.3    Petrolera Pampa

On February 24, 2017, Petrolera Pampa fully redeemed the principal balance of floating-rate Series 7 CBs for a face value of AR$310 million and originally maturing on August 3, 2017, and floating-rate Series 14 Short-Term Debt Securities (‘VCPs’) for a face value of AR$296 million and originally maturing on April 15, 2017.

Furthermore, on March 15, 2017, Petrolera Pampa settled the whole loan executed with Banco Santander on June 10, 2016 for an amount of US$105 million and originally maturing on December 31, 2017.

Lastly, on May 8, 2017 Petrolera Pampa fully redeemed the principal balance of floating-rate Series 8 CBs for a face value of AR$403 million and originally maturing on June 22, 2017.

1.5       Appointment of Members of Pampa Energía’s Board of Directors and Audit Committee

On April 7, 2017, Pampa’s Ordinary and Extraordinary Meeting of Shareholders approved the appointment of Miguel Ricardo Bein as Independent Director in replacement of Julio Suaya de María, whose term of office had expired on December 31, 2016. In turn, Victoria Hitce and Nicolás Mindlin were appointed as Non-Independent Alternate Directors, and Héctor Mochón and Diana Mondino, as Independent Alternate Directors. Furthermore, Ricardo Torres and Gustavo Mariani’s terms of office as Non-Independent Directors were renewed, the latter also being appointed as Board of Directors’ Vice Chairman. At the Audit Committee, José María Tenaillon, Diana Mondino and Héctor Mochón were appointed as alternate members.

Pampa Energía • Q1 2017 Earning Release • 5

2.        Financial Highlights

2.1       Consolidated Balance Sheet (AR$ Million)

	As of 3.31.17	As of 12.31.16
ASSETS
Participation in joint businesses	4,157	3,699
Participation in associates	798	787
Property, plant and equipment	42,160	41,090
Intangible assets	1,946	2,014
Other assets	12	13
Financial assets with a results changing fair value	150	742
Investments at amortized cost	10	62
Deferred tax assets	1,686	1,232
Trade receivable and other credits	4,946	4,469
Total non-current assets	55,865	54,108

Other Assets	-	1
Inventories	3,577	3,360
Financial assets with a results changing fair value	8,438	4,188
Investments at amortized cost	75	23
Financial derivatives	6	13
Trade receivable and other credits	14,623	14,144
Cash and cash equivalents	3,069	1,421
Total current assets	29,788	23,150

Non-current assets held for sale	18	19

Total assets	85,671	77,277

	As of 3.31.17	As of 12.31.16
EQUITY
Share capital	1,938	1,938
Share premium and other reserves	4,974	4,963
Repurchased shares	(72)	-
Statutory reserve	232	232
Voluntary reserve	3,862	3,862
Retained earnings	1,890	(11)
Other comprehensive result	(17)	70
Equity attributable to owners of the parent	12,807	11,054

Non-controlling interests	3,363	3,020

Total equity	16,170	14,074

LIABILITIES
Accounts payable and other liabilities	5,483	5,336
Borrowings	26,445	15,286
Deferred revenues	200	200
Salaries and social security payable	100	94
Defined benefit plan obligations	975	921
Deferred tax liabilities	4,405	3,796
Income tax and minimum expected profit tax liability	1,292	934
Tax payable	502	306
Provisions	4,843	6,267
Total non-current liabilities	44,245	33,140

Accounts payable and other liabilities	13,449	12,867
Borrowings	6,694	10,686
Deferred income	26	1
Salaries and social security payable	1,498	1,745
Defined benefit plan obligations	110	112
Income tax and minimum expected profit tax liability	558	1,454
Tax payable	2,153	2,392
Provisions	768	806
Total current liabilities	25,256	30,063

Total liabilities	69,501	63,203

Total liabilities and equity	85,671	77,277

Pampa Energía • Q1 2017 Earning Release • 6

2.2       Consolidated Income Statement (AR$ Million)

	1st Quarter

	2017	2016
Sales revenue	15,166	4,227
Cost of sales	(10,491)	(3,279)

Gross profit	4,675	948

Selling expenses	(1,196)	(342)
Administrative expenses	(1,199)	(448)
Exploration expenses	(13)	-
Other operating income	1,377	966
Other operating expenses	(989)	(187)
Results for participation in joint businesses	283	(30)
Results for participation in associates	11	(3)

Operating income	2,949	904

Financial income	321	99
Financial costs	(1,276)	(646)
Other financial results	677	409
Financial results, net	(278)	(138)

Profit before tax	2,671	766

Income tax and minimum expected profit tax	(376)	(93)

Net income for the period	2,295	673

Attributable to:
Owners of the Company	1,901	608
Non-controlling interests	394	65

Net income per share for the period attributable to the owners of the Company
Basic and diluted income per share	0.9819	0.3585

Pampa Energía • Q1 2017 Earning Release • 7

2.3       Cash and Financial Borrowings (AR$ Million)

Cash (1)	Consolidated Financial Statements	Ownership Adjusted
(as of March 31, 2017)
Power Generation	2,487	2,254
Electricity Distribution	1,737	895
Refining & Distribution	25	25
Petrochemicals	-	-
Holding and Others	4,495	4,495
Oil and gas	2,838	2,669
Total	11,582	10,337

Bank and Financial Debt	Consolidated Financial Statements	Ownership Adjusted
(as of March 31, 2017)
Power Generation(2)	2,468	2,449
Electricity Distribution	2,801	1,443
Refining & Distribution	-	-
Petrochemicals	-	-
Holding and Others	22,533	22,533
Oil and gas	2,623	1,259
Total	30,425	27,684

(1) It includes cash and short-term investments. (2) It does not include regulatory debt held against CAMMESA of AR$2,714 million.

2.3.1    Summary of Listed Debt Securities

Subsidiary	Security	Maturity	Amount Issued	Amount Outstanding	Coupon
In US$
Transener[1]	ON Series 2	2021	101	99	9.75%
Edenor	ON par at fixed rate	2022	300	176	9.75%
CTG	ON Series VIII US$-Link[2]	2020	1	1	7%
CTLL	ON Series 4 US$-Link[3]	2020	34	34	6.25%
TGS[1]	ON par at fixed rate	2020	192	192	9.625%
Pampa Energía	ON Series T at discount & fixed rate	2023	500	500	7.375%
	ON Series I at discount & fixed rate	2027	750	750	7.5%

In AR$
CTG	ON Series VII	2018	173	173	Badlar Privada + 3.5%
Loma de la Lata	ON Series A	2018	282	282	Badlar Privada
	ON Series E	2020	575	575	Badlar Privada

Note: (1) Affiliates are not consolidated in Pampa’s financial statements, according to the IFRS standards. (2) Bond Note dollar-link, with initial FX rate of AR$14.7908/US$. (3) Bond Note dollar-link, with initial FX rate of AR$8.4917 /US$.

Pampa Energía • Q1 2017 Earning Release • 8

3.        Analysis of the First Quarter 2017

Consolidated sales revenues of AR$15,166 million for the quarter ended on March 31, 2017, compared to AR$4,227 million for the first quarter 2016 (‘Q1 16’), mainly explained by increases of AR$1,078 million in power generation, AR$2,377 million in electricity distribution, AR$3,420 million in oil and gas, AR$3,991 million in refining and distribution, AR$1,807 million in petrochemicals and AR$87 million in holding and others segment, partially offset by higher eliminations from intersegment sales of AR$1,821 million.

Consolidated adjusted EBITDA of AR$3,861 million for the quarter ended on March 31, 2017, compared to an adjusted EBITDA of AR$1,589 million for Q1 16, mainly due to increases of AR$556 million in power generation, AR$1,511 million in oil and gas segment, AR$269 million in refining and distribution, AR$98 million in petrochemicals and AR$26 million in intersegment eliminations, partially offset by reductions of AR$52 million in electricity distribution and AR$135 million in holding and others.

Consolidated gain of AR$2,295 million for the quarter ended on March 31, 2017, of which AR$1,901 million are attributable to the owners of the Company, AR$1,293 million higher compared to the gain of AR$608 million attributable to the owners of the Company in the Q1 16, explained by reported higher earnings in our segments of power generation (AR$1,017 million), electricity distribution (AR$546 million), oil and gas (AR$852 million), refining and distribution (AR$217 million), petrochemicals (AR$64 million) and intersegment eliminations (AR$26 million), partially offset by reported higher losses in our segment of holding and others (AR$1,429 million).

Consolidated Adjusted EBITDA Calculation, in AR$ million	1T17	1T16
Consolidated operating income	2,949	904
Consolidated depreciations and amortizations	1,230	269
Consolidated EBITDA under IFRS standards	4,179	1,173

Adjustments from generation segment	(174)	(1)
Deletion of profit from tax amnesty	(174)	-
Others (recovery of insurance)	-	(1)
Adjustments from distribution segment	(303)	354
Adjustments from retroactive penalties	(333)	337
Late payment interests	30	18
Adjustments from oil and gas segment	(17)	-
Post-closing of Río Neuquén's sale CAPEX and OPEX recovery	(29)	-
Adjustments from OldelVal	11	-
OldelVal's EBITDA adjusted by 23.1% direct ownership	13	-
Deletions of results from share in associates	(2)	-
Adjustments from refining and distribution segment	18	-
Update of contingencies from former Petrobras Argentina	15	-
Adjustments from Refinor	3	-
Refinor's EBITDA adjusted by 28.5% direct ownership	12	-
Deletions of results from share in associates	(9)	-
Adjustments from holding and others segment	159	63
Deletion of profit from tax amnesty	(128)	-
Adjustments from TGS	120	3
TGS's EBITDA adjusted by 25.5% indirect ownership	293	-
Deletions of results from share in joint ventures/associates	(173)	3
Adjustments from Transener	142	72
Transener's EBITDA adjusted by 26.3% indirect ownership	252	42
Deletions of results from share in joint ventures	(110)	30
Others (update of contingencies from Petrobras Argentina, recovery of expenses)	25	(12)

Consolidated adjusted EBITDA	3,861	1,589

Pampa Energía • Q1 2017 Earning Release • 9

3.1       Analysis of the Power Generation Segment

Power Generation Segment, Consolidated (AR$ million)	1st Quarter
	2017	2016	∆ %
Sales revenue	1,848	770	+140.0%
Cost of sales	(1,087)	(343)	+216.9%

Gross profit	761	427	+78.2%

Selling expenses	(18)	(7)	+157.1%
Administrative expenses	(81)	(108)	-25.0%
Other operating income	317	4	NA
Other operating expenses	(100)	(24)	NA

Operating income	879	292	+201.0%

Finance income	188	77	+144.2%
Finance costs	(237)	(127)	+86.6%
Other financial results	(13)	106	NA

Profit before tax	817	348	+134.8%

Income tax and minimum expected profit tax	459	(87)	NA

Net income for the period	1,276	261	NA

Attributable to:
Owners of the Company	1,244	227	NA
Non-controlling interests	32	34	-5.9%

Adjusted EBITDA	885	329	+169.1%

Increases in property, plant and equipment	1,190	220	NA
Depreciation and amortization	180	38	NA

In Q1 17, power generation gross margin was AR$761 million, 78.2% higher than the same period of 2016, mainly due to the addition as of August 2016 of Pichi Picún Leufú Hydroelectric Plant (‘HPPL’), Genelba Thermal Power Plant (‘CTGEBA’) and EcoEnergía Co-Generation Plant (‘EcoEnergía’), which during Q1 17 contributed sales by 1,674 GWh over the total of 4,276 GWh sold.

Pampa’s power generation during Q1 17 increased 87% compared to Q1 16, mainly due to the inclusion of former Petrobras Argentina’s assets, as well as higher dispatch at CTLL (+103 GWh) due to the commissioning of the 105 MW TG04 in July 2016, greater water inputs at HINISA (+56 GWh), higher dispatch and lesser maintenance stops and unavailability rates at CTG and CTP (+136 GWh) and CPB (+55 GWh). These increases were partially offset by a minor dispatch at HIDISA (-6 GWh) due to lower water inputs. In operating terms, the performance of the assets CTGEBA, HPPL and EcoEnergía was lower compared to the same period of 2016, mainly due to the lower dispatch of Genelba Plus at CTGEBA (-98 GWh) and minor maintenance works at HPPL (-22 GWh).

Pampa Energía • Q1 2017 Earning Release • 10

Summary of Electricity Generation Assets	Hydroelectric			Thermal						Total
	HINISA	HIDISA	HPPL[1]	CTLL[2]	CTG[3]	CTP	CPB	CTGEBA[1]	Eco- Energía[1]
Installed Capacity (MW)	265	388	285	645	361	30	620	825	14	3,433
Market Share	0.8%	1.1%	0.8%	1.9%	1.0%	0.1%	1.8%	2.4%	0.04%	9.9%

First Quarter
Net Generation Q1 17 (GWh)	274	178	96	1,065	500	46	412	1,377	26	3,974
Market Share	0.8%	0.5%	0.3%	3.0%	1.4%	0.1%	1.2%	3.9%	0.1%	11.2%
Sales Q1 17 (GWh)	274	178	96	1,065	627	46	412	1,552	26	4,276

Net Generation Q1 16 (GWh)	218	184	-	961	369	41	357	-	-	2,130
Variation Net Generation Q1 17 v. Q1 16	+25.9%	-3.5%	na	+10.7%	+35.5%	+11.6%	+15.5%	na	na	+86.5%
Sales Q1 16 (GWh)	218	184	-	961	506	41	357	-	-	2,268

Avg. Price Q1 17 (US$/MWh)	14.8	19.9	30.3	25.7	33.9	44.4	17.4	31.2	65.6	27.7
Avg. Gross Margin Q1 17 (US$/MWh)	7.6	10.6	14.6	22.7	15.2	na	3.7	12.0	21.6	14.1
Avg. Gross Margin Q1 16 (US$/MWh)	6.5	5.4	na	22.5	16.1	na	(2.6)	na	na	14.1

Note: Gross margin before amortization and depreciation. FX rate of AR$/US$: Q1 17 – 15.68; Q1 16 – 14.49. (1) The figures from HPPL, CTGEBA and EcoEnergía accounts from the closing of the acquisition in August 2016. (2) The installed capacity of CTLL includes 105 MW from the new gas turbine that commissioned in July 2016. (3) CTG’s average gross margin considers results for CTP.

The increase in gross margin is also explained by the update in legacy capacity remuneration scheme by the application of SEE Res. No. 19E/17. Pursuant to this resolution, as from February 2017 the remuneration is US$-denominated for power capacity and dispatched energy, gradually increased from minimum remuneration discriminated by technology and scale, followed by an increase to base remuneration with availability commitment in May 2017, and reaching to the full and final remuneration scheme as from November 2017. During the same period of 2016, the remuneration scheme for the legacy capacity was AR$-denominated pursuant to SE’s Resolution No 482/15 and later updated as from February 2016 in accordance with 22/16.

Moreover, the increase in gross margin is explained by the devaluation in the nominal exchange rate with impact mainly on our Energy Plus and SE’s Resolution No. 220/07 power supply contracts. These increases were partially offset by higher labor costs and expenses for scheduled maintenance services.

Net operating costs increased 103% compared to Q1 16, mainly due to higher labor costs and the inclusion of HPPL, CTGEBA and EcoEnergía power plants.

Net financial results had a higher loss of AR$118 million compared to Q1 16, recording a loss of AR$62 million in Q1 17, mainly due to higher interest losses on financial liabilities and loan agreements with CAMMESA, in addition to a lower profit from the holding of financial instruments. These negative variations were partially offset by lesser net exchange difference losses due to the lower devaluation of the local currency against the US dollar and the recognition of net interests to the credits held against CAMMESA by the former Petrobras Argentina’s generation assets.

Adjusted EBITDA increased by 169% over Q1 16, mainly due to the inclusion of former Petrobras Argentina's generation assets since August 2016, together with a better price remuneration for legacy capacity, Peso devaluation, recognition of a higher price for assignments of gas, partially offset by higher labor and maintenance costs. Adjusted EBITDA does not include profit from the recovery of provisions as a result of the tax amnesty for AR$174 million in Q1 17.

Pampa Energía • Q1 2017 Earning Release • 11

The following table shows a summary of the committed expansion projects:

Project	MW	Equipment Provider	Marketing	Awarded Price			Estimated Capex in US$ million*	Date of Commissioning
				Capacity US$/MW-month	Variable US$/MWh	Total US$/MWh
Thermal
Loma de la Lata	15	MAN	Res. SEE N° 19/17	na	na	na	18	Q4 2017
	105	GE	US$ PPA for 10 years	23,000	7.5	39.0	90	Q3 2017
Parque Ind. Pilar	100	Wärtsilä	US$ PPA for 10 years	26,900	15 - 16	52	103	Q3 2017
Piedra Buena	100	Wärtsilä	US$ PPA for 10 years	21,800	12 - 15	42 - 45	90	Q4 2017

Renewable
Pampa Eólico I (Corti)	100	Vestas	US$ PPA for 20 years	na	na	58	135	Q2 2018

Total	420						436

* Amounts without VAT

3.2       Analysis of the Electricity Distribution Segment

Electricity Distribution Segment, Consolidated (AR$ million)	1st Quarter
	2017	2016	∆ %
Sales revenue	5,367	2,990	+79.5%
Cost of sales	(3,585)	(2,645)	+35.5%

Gross profit	1,782	345	NA

Selling expenses	(499)	(289)	+72.7%
Administrative expenses	(323)	(227)	+42.3%
Other operating income	23	526	-95.6%
Other operating expenses	(164)	(125)	+31.2%

Operating income	819	230	+256.1%

Finance income	59	26	+126.9%
Finance costs	(402)	(392)	+2.6%
Other financial results	193	(329)	NA

Profit before tax	669	(465)	NA

Income tax and minimum expected profit tax	(234)	89	NA

Net income for the period	435	(376)	NA

Attributable to:
Owners of the Company	231	(315)	NA
Non-controlling interests	204	(61)	NA

Adjusted EBITDA	617	669	-7.8%

Increases in property, plant and equipment	760	629	+20.8%
Depreciation and amortization	101	85	+18.8%

In Q1 17, net sales increased AR$2,377 million in relation to Q1 16, mainly due to the tariff increase from the application of MEyM’s Resolutions No 6 and 7/16 as from February 2016, which impact on Q1 16 was not affected by the injunctions, in addition to the first stage 42% tariff increase as from February 2017, as a result of the new tariff scheme from the RTI, pursuant to ENRE’s Resolution No 63/17 and later amended 92/17. As of March 31, 2017, the amount generated by the gradual application of the tariff increase amounts to AR$933 million approximately, which is recognized by ENRE but, in accordance with the accounting standards, it is not recognized in Edenor’s financial statements. This gradual amount is payable in 48 installments as from February 1, 2018 and will be included in the resulting distribution tariff at that date. Moreover, as a consequence of the RTI implementation in Q1 17 it was recorded a lower amount for the Fund for Electricity Distribution Expansion and Consolidation Works Trust (‘FOCEDE’), posting an amount of AR$148 million.

Pampa Energía • Q1 2017 Earning Release • 12

These increases were partially offset by lower electricity sales in Q1 17, which decreased by 2% in GWh terms compared to the same period in 2016. At the same time, Edenor's customers increased by 1%.

Edenor's Sales by Type of Customer	2017			2016			Variation
	In GWh	Part. %	Clients	In GWh	Part. %	Clients	% GWh	% Clients
First Quarter
Residential	2,391	43%	2,510,825	2,397	42%	2,472,349	-0.2%	+1.6%
Commercial	936	17%	362,395	963	17%	362,233	-2.8%	+0.0%
Industrial	959	17%	6,861	977	17%	6,753	-1.8%	+1.6%
Wheeling System	997	18%	712	1,062	19%	715	-6.1%	-0.4%
Others
Public Lighting	152	3%	21	155	3%	21	-1.9%	-
Shantytowns and Others	91	2%	411	111	2%	409	-18.0%	+0.5%

Total	5,527	100%	2,881,225	5,666	100%	2,842,480	-2.5%	+1.4%

Net operating costs, excluding energy purchases, increased by 40% compared to Q1 16, mainly due to higher salary costs, partially offset by a lower penalties’ charge due to a change in the valuation criteria. Energy purchases increased by 92% compared to Q1 16, due to the increase in electricity prices as subsidy are being removed gradually and the increase in electricity losses, which posted 16.2% of the demanded electricity in Q1 17 in comparison to 14.5% reached in Q1 16.

Operating result increased by AR$589 million compared to Q1 16, mainly due to the RTI’s new tariff scheme application, set forth in ENRE’s Resolution 63/17 as from February 2017, partially offset by higher operating expenses and no income recognition in account of the RTI and MMC due to the implementation of the MEyM’s Resolution No 7/16.

During Q1 17, losses on net financial results decreased by AR$545 million to a loss of AR$150 million, mainly due to minor net foreign exchange rate losses as a result of a lower devaluation of the local currency against the US dollar, currency in which Edenor’s financial liabilities are denominated, partially offset by lower profit from the holding of financial instruments.

Adjusted EBITDA in Q1 17 for our electricity distribution segment posted a gain of AR$617 million, which includes late payment penalties collected from customers for AR$30 million and excludes the profit from the recovery of penalties for the period of September 2015 – February 2016, for an amount of AR$414 million, as penalties calculation method changed. In addition, it was also excluded the principal update for penalties carried out in other periods of AR$81 million. In Q1 16 the adjusted EBITDA amounted to AR$669 million and included AR$18 million of late payment penalties, a positive adjustment due to a modification in the retroactive penalties’ measuring method of AR$249 million and it excludes the principal update for penalties from other periods of AR$87 million.

Pampa Energía • Q1 2017 Earning Release • 13

3.3       Analysis of the Oil and Gas Segment

Oil & Gas Segment, Consolidated (AR$ million)	1st Quarter
	2017	2016	∆ %
Sales revenue	3,898	478	NA
Cost of sales	(2,649)	(314)	NA

Gross profit	1,249	164	NA

Selling expenses	(186)	(46)	NA
Administrative expenses	(259)	(69)	+275.4%
Exploration expenses	(13)	-	NA
Other operating income	706	421	+67.7%
Other operating expenses	(243)	(35)	NA
Results for participation in associates	2	-	NA

Operating income	1,256	435	+188.7%

Finance income	45	-	NA
Finance costs	(151)	(172)	-12.2%
Other financial results	80	1	NA

Profit before tax	1,230	264	NA

Income tax and minimum expected profit tax	(129)	(81)	+59.3%

Net income for the period	1,101	183	NA

Attributable to:
Owners of the Company	943	91	NA
Non-controlling interests	158	92	+71.7%

Adjusted EBITDA	2,092	581	+260.0%

Increases in property, plant and equipment	723	451	+60.3%
Depreciation and amortization	853	146	NA

The total production of oil and gas of Pampa in Q1 17 increased by 57.7 kboe/day in relation to Q1 16, mainly due to the inclusion of former Petrobras Argentina assets since August 2016, essentially through its activities in the Neuquén Basin, which contributed 50.5 kboe/day out of the 72.0 kboe/day produced in Q1 17.

Only for operating comparison purposes, the production of gas in Q1 17 from these assets including PELSA was 29% lower in comparison to the same period in 2016, mainly due to the divestments in Río Neuquén, Aguada de la Arena and Colpa y Caranda. These decreases were partially offset by higher production as a result of improvements in average sales prices and larger unconventional production at the Neuquén Basin, resulting in 4.9 million m3/day in Q1 17 and 6.9 million m3/day in the comparative period (Q1 16 includes 0.3 million m3/day from Bolivia). Moreover, crude oil production decreased to 21.0 kb/day, in comparison to 29.9 kb/day in Q1 16 (it includes 1.7 kb/day and 2.6 kb/day of foreign production in Q1 17 and Q1 16, respectively), mainly due to the cease of operations at Jagüel de los Machos block in the province of La Pampa in September 2015 as well as the cease of Medanito La Pampa in October 2016.

Moreover, Petrolera Pampa’s gas production increased from 2.4 million m3/day in Q1 16 to 3.0 million m3/day in Q1 17, while the oil production increased from 0.2 kb/day in Q1 16 to 3.7 kb/day in Q1 17, mainly as a result of our partnership with YPF in the Rincón del Mangrullo block and the service provided in Medanito La Pampa.

On March 31, 2017, we accounted 1,927 productive wells in Argentina, in comparison to 1,924 as of December 2016.

Pampa Energía • Q1 2017 Earning Release • 14

Oil & Gas Production	Oil				Gas				LPG	Total
	Petrolera Pampa	Pampa	PELSA	Total	Petrolera Pampa	Pampa	PELSA	Total	Total
First Quarter
Volume Q1 17
In thousand m3/day	0.6	1.9	1.1	3.7	3,005.9	4,202.7	684.8	7,893.3	117.6
In thousand boe/day	3.7	12.1	7.2	23.0	17.7	24.7	4.0	46.5	0.7	70.2
In million cubic feet/day					106.2	148.4	24.2	278.8
Avg. Price Q1 17
In US$/bbl	58.7	53.0	57.0	55.2
In US$/MBTU					7.4	5.2	5.7	6.1
In US$/ton									308.4
Volume Q1 16
In thousand m3/day	0.0	-	-	0.0	2,391.4	-	-	2,391.4
In thousand boe/day	0.2	-	-	0.2	14.1	-	-	14.1		14.3
In million cubic feet/day					84.5	-	-	84.5
Variation Q1 17 v. Q1 16	na	na	na	na	+25.7%	na	na	+230.1%	na	+391.9%
Avg. Price Q1 16
In US$/bbl	66.9	-	-	66.9
In US$/MBTU					7.5	-	-	7.5
Variation Q1 17 v. Q1 16	-12.2%	na	na	-17.5%	-2.1%	na	na	-19.7%	na

Note: Pampa and PELSA’s volume accounts from the closing of the acquisition of former Petrobras Argentina in August 2016. The production considers the 100% contribution of Medanito La Pampa, a block that Petrolera Pampa is currently providing a service. Moreover, the production does not consider 277 m3/day of oil from Venezuela in Q1 17. FX rate of AR$/US$: Q1 17 – 15.68; Q1 16 – 14.49.

In Q1 17 the gross margin from our oil and gas segment increased by AR$1,085 million compared to Q1 16, mainly due to the inclusion of the former Petrobras Argentina’s assets as from August 2016, in addition to production increase and the oil and gas price improvements in Argentine Peso, as an effect of the devaluation in the nominal exchange rate. These effects were partially offset by higher fixed assets amortization costs, higher gas production, transportation and royalties’ costs from higher production and inflation levels in Argentine Peso, in addition to the effect of the exchange rate variation over the costs denominated in US$.

The compensation received through the Natural Gas Surplus Injection Promotion Program SE’s Res. No. 1/13 and for the Companies with Natural Gas Reduced Injection SE’s Res. No. 60/13 (‘Plan Gas’) was the main reason for other operating income positive variation, increasing by AR$179 million to al total amount of AR$599 million in the Q1 17, being Petrolera Pampa’s stake AR$404 million, in comparison to the AR$420 million posted in Q1 16.

Net financial results decreased during the Q1 17 by AR$145 million to a loss of AR$26 million, mainly due to lower losses from interests in financial liabilities and lower accrual of losses as a result of net exchange difference.

The adjusted EBITDA of our oil and gas segment increased by AR$1,511 million, posting an amount of AR$2,092 million in the Q1 17, mainly due to the inclusion of former Petrobras Argentina’s E&P assets as of August 2016, in addition to higher sales volume and the effect of the exchange rate variation in our sales price. The adjusted EBITDA does not consider the recovery of investments and operating expenses post-closing of the Río Neuquén asset’s sale to Petrobras Operaciones S.A. and YPF for AR$29 million, and in turn considers the proportional EBITDA of OldelVal, an oil transportation company, in which Pampa holds a direct participation of 23.1%.

Pampa Energía • Q1 2017 Earning Release • 15

3.4       Analysis of the Refining and Distribution Segment

Refining & Distribution Segment, Consolidated (AR$ million)	1st Quarter
	2017	2016	∆ %
Sales revenue	3,991	-	NA
Cost of sales	(3,393)	-	NA

Gross profit	598	-	NA

Selling expenses	(435)	-	NA
Administrative expenses	(13)	-	NA
Other operating income	56	-	NA
Other operating expenses	(19)	-	NA
Results for participation in associates	9	-	NA

Operating income	196	-	NA

Finance income	3	-	NA
Finance costs	(3)	-	NA
Other financial results	26	-	NA

Profit before tax	222	-	NA

Income tax and minimum expected profit tax	(5)	-	NA

Net income for the period	217	-	NA

Adjusted EBITDA	269	-	NA

Increases in property, plant and equipment	37	-	NA
Depreciation and amortization	55	-	NA

Refining and distribution segment comes from the acquisition of Petrobras Argentina, which was not a shared business within the original portfolio of assets of Pampa.

In operating terms and not considering Pampa’s consolidation effect, sales volume of refined products totaled 473 thousand m3 in Q1 2017, a similar level to 485 thousand m3 in Q1 16. The amounts corresponding to Pampa are shown below:

Refining & Distribution Operating Summary	Products
	Crude Oil	Diesel Oil	Gasolines	Fuel Oil, IFOs & Asphalts	Other distillates	Total
First Quarter
Volume Q1 17 (km3)	4	188	119	77	85	473
Average Price Q1 17 (US$/m3)	318	577	667	389	353	538

Note: Pampa’s volume accounts from the closing of the acquisition of Petrobras Argentina in August 2016. FX rate of AR$/US$: Q1 17 – 15.68.

The gross margin during Q1 17 increased to 15% over sales, in comparison to 3% of gross margin reached in Q1 16, mainly explained by improvements in sales prices of diesel oil and gasoline, which are mainly sold to brokers and gas stations, and IFOs and fuel oil sold to the shipping sector and the energy industry, respectively, and lower costs from the purchase of barrels of crude oil, which began its convergence toward export parity, partially offset by higher nominal exchange rate, larger operating costs and increase in the diesel oil imports’ price.

The adjusted EBITDA of our refining and distribution segment considers the EBITDA adjusted by ownership of Refinor, a company where Pampa holds 28.5% stake, and does not consider the charge for higher contingencies from the former Petrobras Argentina’s assets.

Pampa Energía • Q1 2017 Earning Release • 16

3.5       Analysis of the Petrochemicals Segment

Petrochemicals Segment, Consolidated (AR$ million)	1st Quarter
	2017	2016	∆ %
Sales revenue	1,807	-	NA
Cost of sales	(1,646)	-	NA

Gross profit	161	-	NA

Selling expenses	(58)	-	NA
Administrative expenses	(11)	-	NA
Other operating income	17	-	NA
Other operating expenses	(38)	-	NA

Operating income	71	-	NA

Finance income	3	-	NA
Other financial results	(10)	-	NA

Profit before tax	64	-	NA

Income tax and minimum expected profit tax	-	-	NA

Net income for the period	64	-	NA

Adjusted EBITDA	98	-	NA

Increases in property, plant and equipment	21	-	NA
Depreciation and amortization	27	-	NA

As refining and distribution, petrochemicals segment also comes from the acquisition of Petrobras Argentina and was not a shared business within the original portfolio of assets of Pampa.

In operating terms and not considering Pampa’s consolidation effect, total sales volume of our petrochemicals segment increased by 5% in Q1 17, totaling 123 thousand tons in Q1 2017 compared to 117 thousand tons in Q1 16. These increases mainly respond to higher exports because of improvements in the international prices, partially offset by lower domestic sales due to decrease in local demand and competition with import products. The amounts corresponding to Pampa are shown below:

Petrochemicals Operating Summary	Products
	Styrene & Polystyrene[1]	SBR	Other	Total
First Quarter
Volume Q1 17 (kton)	38	9	77	123
Average Price Q1 17 (US$/ton)	1,438	2,184	543	934

Note: Pampa’s volume accounts from the closing of the acquisition of Petrobras Argentina in August 2016. FX rate of AR$/US$: Q1 17 – 15.68. (1) Includes Propylene, Ethylene and BOPs.

The gross margin in Q1 17 declined to 9% over sales in comparison to 19% margin reached in the same period of 2016, mainly due to higher costs of sales outpaced the increase in the average sales price, partially offset by the improvement of international commodity prices, as well as depreciation of Argentine Peso in Q1 17 since prices that are nominated in US dollars.

Pampa Energía • Q1 2017 Earning Release • 17

3.6       Analysis of the Holding and Others Segment

Holding & Others Segment, Consolidated (AR$ million)	1st Quarter
	2017	2016	∆ %
Sales revenue	106	19	NA
Cost of sales	(1)	(2)	-50.0%

Gross profit	105	17	NA

Administrative expenses	(519)	(49)	NA
Other operating income	258	15	NA
Other operating expenses	(425)	(3)	NA
Results for participation in joint businesses	283	(30)	NA
Results for participation in associates	-	(3)	-100.0%

Operating income	(298)	(53)	NA

Finance income	62	3	NA
Finance costs	(522)	38	NA
Other financial results	401	631	-36.5%

Profit before tax	(357)	619	NA

Income tax and minimum expected profit tax	(467)	(14)	NA

Net income for the period	(824)	605	NA

Adjusted EBITDA	(125)	10	NA

Increases in property, plant and equipment	17	-	NA
Depreciation and amortization	14	-	NA

During Q1 17, the gross margin from our holding and others segment increased by AR$88 million compared to the same period of 2016, mainly explained by higher income from fees charged to our subsidiaries.

However, not considering the results from our participation in joint businesses (Transener and TGS), the operating income recorded a loss of AR$581 million in comparison to the loss of AR$20 million for the same period in 2016, mainly due to the inclusion of former Petrobras Argentina’s corporate segment since August 2016, which contributed higher operating expenses of AR$502 million.

The losses in net financial results increased by AR$731 million compared to the same period of 2016, registering a AR$59 million loss in the Q1 17, mainly due to higher losses incurred from interests and exchange rate difference as a consequence of our financial liabilities. Moreover, in Q1 16 it was registered a profit of AR$216 million due to the holding of CIESA’s Trust.

The adjusted EBITDA of our holding and others segment fell by AR$135 million in the Q1 17, recording a loss of AR$125 million. Moreover, the adjusted EBITDA removes equity income from Transener and TGS, and in turn, it considers a consolidation of EBITDAs adjusted by indirect ownership participation in these businesses.

In Q1 17 the EBITDA adjusted by indirect ownership of 25.5% over TGS was AR$293 million, which means an implicit total of AR$1,148 million, a higher amount compared to Q1 16, mainly due to the transitional tariff increase of 200.1% for gas transportation business and the margin improvement in the liquids segment, which was due to prices as well as nominal exchange rate.

Pampa Energía • Q1 2017 Earning Release • 18

In the case of Transener, the EBITDA adjusted by stake ownership of 26.3% is AR$252 million (implicit total of AR$957 million) and includes the difference between collected amounts and accrued sales corresponding to CAMMESA’s credit regarding the Instrumental Agreement. In Q1 17 the accrued amounts of AR$312 million as capital and AR$8 million as interests due to the acknowledgment of higher costs were lower than the collected amounts during the quarter, therefore the total adjustment for Transener was positive for AR$301 million, in comparison to AR$171 million of positive adjustment registered in Q1 16.

Furthermore, the adjusted EBITDA of our holding and others segment does not consider the recovery of provisions because of the tax amnesty for AR$128 million, as well as former Petrobras Argentina’s contingencies’ update for AR$25 million.

Pampa Energía • Q1 2017 Earning Release • 19

3.7       Analysis of the Quarter, by Subsidiary (AR$ Million) [4]

	1st Quarter 2017				1st Quarter 2016
Subsidiary	% Pampa	Adjusted EBITDA	Net Debt[4]	Net Income[5]	% Pampa	Adjusted EBITDA	Net Debt[4]	Net Income[5]
Power Generation Segment
Diamante	56.0%	22	(134)	16	56.0%	10	(94)	18
Los Nihuiles	47.0%	25	(271)	30	47.0%	13	(186)	35
CPB	100.0%	(1)	519	(31)	100.0%	(41)	279	(56)
CTG	90.4%	138	(94)	84	90.4%	102	13	73
CTLL[1]	100.0%	405	531	722	100.0%	247	879	177
Pampa Energía	100.0%	310	-	462	0%	-	-	-
Other companies, adjustments & deletions[2]	100.0%	(14)	(571)	(38)	100.0%	(2)	(662)	(20)
Subtotal Power Generation		885	(19)	1,244		329	230	227

Electricity Distribution Segment
Edenor[1]	51.5%	611	1,064	421	51.5%	674	929	(125)
EASA[1,3]		-	-	-	100.0%	4	1,829	(249)
Adjustments & deletions[2]	50%	6	-	(190)	50%	(9)	(1,962)	59
Subtotal Electricity Distribution		617	1,064	231		669	796	(315)

Oil & Gas Segment
Petrolera Pampa	49.5%	669	2,369	242	49.6%	579	2,317	183
PELSA	58.9%	354	(435)	104	0%	-	-	-
Pampa Energía (Stand-Alone)[1]	100.0%	1,072	576	765	0%	-	-	-

OldelVal	23.1%	58	(112)	12		-	-	-
Non-controlling stake adjustment		(45)	86	(9)		-	-	-
Subtotal OldelVal	23%	13	(26)	3		-	-	-

Adjustments & deletions[2]	100%	(17)	(2,725)	(171)	100%	2	-	(92)
Subtotal Oil & Gas		2,092	(241)	943		581	2,317	91

Refining & Distribution Segment
Pampa Energía	100.0%	256	(25)	215	0%	-	-	-

Refinor	28.5%	43	(52)	(30)		-	-	-
Non-controlling stake adjustment		(31)	37	21		-	-	-
Subtotal Refinor	29%	12	(15)	(8)		-	-	-

Adjustments & deletions[2]	100%	1	-	10	100%	-	-	-
Subtotal Refining & Distribution		269	(39)	217		-	-	-

Petrochemicals Segment
Pampa Energía	100.0%	99	-	64	0%	-	-	-
Adjustments & deletions[2]	100%	(1)	-	0	100%	-	-	-
Subtotal Petrochemicals		98	-	64		-	-	-

Holding & Others Segment
Pampa Energía (Stand-Alone)[1]	100.0%	(653)	19,075	(836)	100.0%	(28)	(652)	86

Transener	26.3%	957	1,055	423	26.3%	159	1,153	(112)
Non-controlling stake adjustment		(705)	(777)	(312)		(117)	(849)	83
Adjustments & deletions[2]	26%	-	(3)	-	26%	-	(24)	-
Total Transmission	26%	252	275	111		42	279	(30)

TGS	25.5%	1,148	483	665	0%	-	-	-
Non-controlling stake adjustment		(855)	(360)	(495)		-	-	-
Total Gas Midstream	26%	293	123	170		-	-	-

Other companies, adjustments & deletions[2]	100%	(17)	(1,037)	(269)	100%	(4)	(288)	549
Subtotal Holding & Others		(125)	18,437	(824)		10	(660)	605

Deletions	100%	26	(358)	26	100%	-	(279)	-
Total Consolidated Amounts to the Owners		3,861	18,844	1,901		1,589	2,403	608

Total Adjusted by Ownership		3,043	17,347	1,901		953	996	608

1 Non - consolidated amounts. 2 The deletions in net debt correspond to inter-companies and debt repurchases. 3 As from January 1, 2017, EASA was merged by absorption by CTLL.  4 Net debt includes holding companies and does not consider financing from CAMMESA in the power generation segment. The deletions in net income mainly correspond to non-controlling interest. 5 CTLL, EASA and Pampa Energía (stand-alone) do not include results from its subsidiaries.

Pampa Energía • Q1 2017 Earning Release • 20

4.        Information about the Conference Call

There will be a conference call to discuss Pampa and Edenor’s first quarter 2017 results on Friday May 12, 2017 at 10:00 a.m. New York Time / 11:00 p.m. Buenos Aires Time.

The hosts will be Mr. Leandro Montero, CFO of Edenor and Ms. Lida Wang, Investor Relations Manager at Pampa. For those interested in participating, please dial 0-800-444-2930 in Argentina, +1 (844) 854-4411 in the United States or +1 (412) 317-5481 from any other country. Participants of the conference call should use the identification password Pampa Energía / Edenor and dial in five minutes before the scheduled time. There will also be a live audio webcast of the conference at www.pampaenergia.com/ir.

You may find additional information on the Company at:

✓  www.pampaenergia.com/ri

✓  www.cnv.gob.ar

✓  www.sec.gov

Pampa Energía • Q1 2017 Earning Release • 21

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 11, 2017

Pampa Energía S.A.

By:	/s/ Ricardo Torres
Name: Ricardo Torres Title: Co-Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.